Mail Stop 3720

April 26, 2007

Via U.S. Mail and Fax (011-972-3976-9998)

Mr. Arik Levi
Chief Financial Officer
VYYO Inc.
6625 The Corners Parkway
Suite 100
Norcross, GA 30092

      RE: VYYO Inc.
                Form 10-K for the fiscal year ended December 31, 2006
                Filed April 2, 2007
                File No. 000-30189

Dear Mr. Levi:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please address the following comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2006

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Employee Stock-Based Compensation, page 34

1. We note from the fourth paragraph that you elected to recognize compensation cost for an option granted with service conditions that has a graded vesting schedule using the accelerated multiple-option approach. Tell us and clarify the accounting of this approach and whether it relates to "Graded vesting attribution method" and "Straight-line attribution method", the two acceptable methods to recognize compensation costs for awards with graded vesting under paragraphs A99-A102 of SFAS 123R.

Financial Statements and Notes

4.Agreement with Arcadian Networks, Inc.-Related Party, page F-19

2. Tell us and disclose whether the exclusivity payments are non-refundable.

7.Acquisition of Xtend, page F-20

3. We note that you utilized a third party appraiser in fair valuing of the intangible assets acquired in connection with Xtend acquisition. While you are not required to make reference to this independent valuation, when you do you should also disclose the name of the expert. If you decide to delete your reference to the independent valuation, you should revise to provide disclosures that explain the method and assumptions used by management to determine the valuation. Revise to comply with this comment.

4. It is unclear to us how you concluded that it was appropriate not recording the $6.5 million promissory note at the date of the acquisition. It is unclear to us why you accounted for the promissory note as contingent consideration. In this regard, it appears to us that the seller will always realize the consideration under the promissory note either through the collection of the note or through an increase in the market price of the Company's common stock. Also, we note that additional contingent consideration under SFAS 141 is contingent upon future operating results of the acquired company, which is the case in this situation. Please revise or advise addressing the relevant accounting literature.

    a. Tell us in more detail how you concluded that it was appropriate to record the promissory note at the date of the amendment to the provisions of the Syntex promissory note.
    b. Advise us and disclose the facts and circumstances leading to the amendment of the key provisions of the Syntek Promissory Note on December 16, 2005.

   c. Advise us and disclose how you determined the fair value of the Syntek
       Promissory Note to be $3.97 million after the amendment.
   d. Addressing relevant accounting literature, explain your GAAP basis in recording
       the $2.53 million (the difference between the face value of $6.5 million and fair
       value of $3.97 million of the note) as gain resulting from amendment to the
       promissory note and advise us.

14.Capital Deficiency (Stockholders' Equity)
Former Chief Executive Officer Separation Agreement, page F-30

5. Refer to the second paragraph. We note your disclosures that "[t]he Company applied
    combined accounting to these options and the related loan secured by such options. This
    resulted in variable accounting for the stock options, with a minimum expense being
    recorded of $1,000,000." In addressing the relevant accounting literature, advise us and
    disclose how you have accounted for these options and the related loan on a combined
    basis that resulted in variable accounting. Provide us the journal entries to illustrate your
    accounting for the options and the related loans on a combined basis.

15. Income Taxes, page F-35

6. We note your disclosure on page F-36 stating the reasons why you did not recognize a
    deferred tax asset related to accumulated losses for Israel income tax purposes. In this
    regard, we acknowledge that in connection with our review of a prior filing, we
    addressed the appropriateness of not recognizing a deferred tax asset on accumulated
    losses for Israel income tax purposes (NOLs) due to the Company's approved enterprise
    status. Please note that we have reevaluated our position. Since the tax holiday period
    will not start until the date you use the NOLs to offset future taxable income, we believe
    that the NOLs have value and therefore you should recognize a deferred tax asset in your
    financial statements. Please revise or advise.

20. Subsequent Event, page F-45

7. We note your disclosures in the second paragraph that "[i]n the event of a Fundamental
    Change (as defined in the 2007 convertible Note), the holder may, at its option, require
    the Company to redeem all or any portion of the 2007 Convertible Note …" In this
    regard, advise us and disclose in greater details the nature of the "Fundamental Change"
    and how you concluded that the long term debt classification was appropriate.

                              *   *   *   *

        Please respond to these comments within 10 business days or tell us when you will
provide us with a response. Please furnish a letter that keys your responses to our comments and
provides any requested information. Detailed letters greatly facilitate our review. Please file

your letter over EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Andrew Mew, Senior Staff Accountant, at (202) 551-3377 or Carlos Pacho, Senior Assistant Chief Accountant, at (202) 551-3835 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director